STRATEGY SHARES
36 North New York Avenue
Huntington, NY 11743

December 2, 2021

VIA EDGAR
Public Filing Desk

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Strategy Shares (File Nos. 333-170750 and 811-22497) Request for Withdrawal of Amendments to Registration Statement on Form N-1A

Dear Sir or Madam:

Strategy Shares (the “Trust”) has determined that it is in the best interests of the Trust and the public that the following post-effective amendments to the Trust’s registration statement on Form N-1A with respect to Strategy Shares ETF (formerly known as Strategy Shares Nasdaq 5HANDL™ Index ETF) (the “Fund”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Amendments”), be withdrawn:

Post-Effective Amendment Nos.	Filed Pursuant to:	Date Filed	SEC Accession No.
38 (1933 Act); 41 (1940 Act)	1933 Act Rule 485(a)(ii)	June 28, 2018	0001580642-18-003146
45 (1933 Act); 48 (1940 Act)	1933 Act Rule 485(b)	September 10, 2018	0001580642-18-004489
46 (1933 Act); 49 (1940 Act)	1933 Act Rule 485(b)	September 14, 2018	0001580642-18-004532

Accordingly, pursuant to Rule 477(a) under the 1933 Act, the Trust hereby requests that the Amendments be withdrawn. The Trust does not intend to launch the Fund at the present time and confirms that no securities were sold pursuant to the Amendments.

Please direct any questions concerning this letter to Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP, at (215) 564-8198.

Sincerely,

/s/ Jennifer A. Bailey
Jennifer A. Bailey
Secretary, Strategy Shares